Exhibit 99.1

NetEase Announces ADS Ratio Change

(HANGZHOU, China — September 18, 2020) — NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced that it will change the ratio of its American depositary shares (“ADSs”), representing ordinary shares, from the current one (1) ADS for every twenty-five (25) ordinary shares to one (1) ADS for every five (5) ordinary shares.

From the perspective of an ADS holder, the ADS ratio change has the same effect as a five-for-one ADS split, and NetEase ADS holders at the close of business, New York time, on September 30, 2020 will be entitled to receive four additional ADSs for every ADS held, effective October 1, 2020 at the close of business. There will be no change to NetEase’s ordinary shares, and no action by ADS holders is required to effect the ratio change. In addition, existing ADSs will continue to be valid and will not have to be exchanged for new ADSs.

The effect of the ratio change on the ADS trading price on the NASDAQ Global Select Market is expected to take place on October 2, 2020.

The register held by the Bank of New York Mellon, the depositary, will close for issuances and cancellations of ADSs on the close of business, New York time, on September 29, 2020 and is expected to reopen on October 6, 2020.

About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is dedicated to providing premium online services centered around innovative and diverse content, community, communication and commerce. NetEase develops and operates some of China’s most popular mobile and PC games. In more recent years, NetEase has expanded into international markets including Japan and North America. In addition to its self-developed game content, NetEase partners with other leading game developers, such as Blizzard Entertainment and Mojang AB (a Microsoft subsidiary), to operate globally renowned games in China. NetEase’s other innovative service offerings include the intelligent learning services of its majority-controlled subsidiary, Youdao (NYSE: DAO); music streaming through its leading NetEase Cloud Music business; and its private label e-commerce platform, Yanxuan. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “aim,” “anticipates,” “future,” “intends,” “plans,” “believes,” “may,” “estimates,” “potential,” “continue,” “ongoing,” “goal,” “targets,” “guidance,” “commits” and similar statements. Among other things, statements that are not historical facts, including statements about future growth, the Company’s current and future position in the markets in which it operates, business plans and projections, the completion of transactions and the strategic goals of transactions, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information contained in this announcement is as of the date of this announcement and are based on assumptions believed to be reasonable as of this date. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Enquiries:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

Brandi Piacente

The Piacente Group

netease@thepiacentegroup.com

Media Enquiries:

Li Ruohan

NetEase, Inc.

globalpr@service.netease.com

Tel: (+86) 571-8985-2668

Twitter: https://twitter.com/NetEase_Global

Alby Wan

Hill+Knowlton Strategies Asia

Alby.Wan@hkstrategies.com